UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

May 1, 2025

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of the date indicated in the relevant exhibit description.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital” dated April 1, 2025.

Exhibit 2	Press Release entitled “Transaction in own shares” dated April 2, 2025.

Exhibit 3
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated April 2, 2025.

Exhibit 4	Press Release entitled “Transaction in own shares” dated April 3, 2025.

Exhibit 5	Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated April 3, 2025.

Exhibit 6	Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated April 3, 2025.

Exhibit 7	Press Release entitled “Transaction in own shares” dated April 4, 2025.

Exhibit 8	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated April 4, 2025.

Exhibit 9	Press Release entitled “Transaction in own shares” dated April 7, 2025.

Exhibit 10	Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated April 7, 2025.

Exhibit 11	Press Release entitled “Transaction in own shares” dated April 8, 2025.

Exhibit 12	Press Release entitled “Transaction in own shares” dated April 9, 2025.

Exhibit 13	Press Release entitled “Transaction in own shares” dated April 10, 2025.

Exhibit 14	Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated April 10, 2025.

Exhibit 15	Press Release entitled “Transaction in own shares” dated April 11, 2025.

Exhibit 16	Press Release entitled “British American Tobacco p.l.c. – TR-1: Notification of major holdings” dated April 11, 2025.

Exhibit 17	Press Release entitled “Transaction in own shares” dated April 14, 2025.

Exhibit 18
Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated April 14, 2025.

Exhibit 19	Press Release entitled “Transaction in own shares” dated April 15, 2025.

Exhibit 20	Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated April 15, 2025.

Exhibit 21	Press Release entitled “Transaction in own shares” dated April 16, 2025.

Exhibit 22	Press Release entitled “AGM 2025 – Chair’s Address” dated April 16, 2025.

Exhibit 23	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Results of Voting at the 2024 Annual General Meeting” dated April 16, 2025.

Exhibit 24	Press Release entitled “Transaction in own shares” dated April 17, 2025.

Exhibit 25	Press Release entitled “Transaction in own shares” dated April 22, 2025.

Exhibit 26	Press Release entitled “British American Tobacco p.l.c. – TR-1: Notification of major holdings” dated April 22, 2025.

Exhibit 27	Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated April 22, 2025.

Exhibit	Description

Exhibit 28	Press Release entitled “Transaction in own shares” dated April 23, 2025.

Exhibit 29	Press Release entitled “British American Tobacco p.l.c. – TR-1: Notification of major holdings” dated April 23, 2025.

Exhibit 30	Press Release entitled “Transaction in own shares” dated April 24, 2025.

Exhibit 31	Press Release entitled “Transaction in own shares” dated April 25, 2025.

Exhibit 32	Press Release entitled “Transaction in own shares” dated April 28, 2025.

Exhibit 33	Press Release entitled “British American Tobacco p.l.c. – TR-1: Notification of major holdings” dated April 28, 2025.

Exhibit 34	Press Release entitled “Transaction in own shares” dated April 29, 2025.

Exhibit 35	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Share Buyback Programme” dated April 29, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Nancy Jiang
	Name:	Nancy Jiang
	Title:	Senior Assistant Company Secretary

Date:  May 1, 2025